Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

December 28, 2022

VIA EDGAR

Mr. Dietrich King

Ms. Kate Beukenkamp

Mr. Adam Phippen

Mr. Tony Watson

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Smart Share Global Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 27, 2022 (File No. 001-40298)

Ladies and Gentlemen:

The Company has received the letter dated December 19, 2022 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”). The Company respectfully submits to the Staff to request an extension of ten (10) business days to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address the Staff’s comments. The Company will provide its response to the letter via EDGAR as soon as possible on or prior to January 18, 2023.

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom, at +86 (21) 6193-8210 or via e-mail at haiping.li@skadden.com, or the Chief Financial Officer of the Company, Maria Yi Xin, at +86 (21) 6050-3535 or via e-mail at maria@enmonster.com. Thank you very much.

Very truly yours,

/s/ Maria Yi Xin
Maria Yi Xin
Chief Financial Officer

cc:	Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP